United States securities and exchange commission logo





                        July 31, 2023

       Keith Marchiando
       Chief Financial Officer
       Zivo Bioscience, Inc.
       21 East Long Lake Road, Suite 100
       Bloomfield Hills, Michigan 48304

                                                        Re: Zivo Bioscience,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 28, 2023
                                                            File No. 333-273493

       Dear Keith Marchiando:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences
       cc:                                              Jeffrey H. Kuras